UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025

Commission File Number: 001-42810

YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Audit Committee Chair and Appointment of Audit Committee Chair

On October 27, 2025, the Board of Directors (the “Board”) of YD Bio Limited (the “Company”) accepted the resignation of Joseph Hing Lung Tseng as an independent director of the Board (a “Director”) and as Chairman of the Audit Committee of the Board (the “Audit Committee”). Mr. Tseng’s resignation was purely for personal reasons and does not stem from any dispute or disagreement with the Company, the Board, or any matter related to the operation, policies, or practices of the Company.

On November 13, 2025, the Board approved the appointment of Jerry Yin-Chia Lee as an independent Director of the Board and as Chairman of the Audit Committee, effective immediately.

Mr. Lee, age 52, currently serves and the founder and manager of Gravity Capital Investment Company, based in Shanghai, China. Mr. Lee founded Gravity Capital Investment Company in November 2006, specializing in domestic and international mergers and acquisitions of early-stage biotech and healthcare companies. In addition, Mr. Lee serves as a director on multiple boards. He currently serves as Chairman of the boards of directors for Baolong International Co. Ltd. and Shanghai Taivex Healthcare Management Co. Ltd. and has held these positions since 2025 and 2018, respectively. Mr. Lee also serves as a director on each of the following boards of directors: Sinmag Equipment (China) Co. Ltd. (since 2022), Beijing San Valley Biotech Company (since 2017), Suzhou Weizhen Biotech Company (since 2016), Jiangsu Yi-Cheng Biotech Company (since 2020), Shanghai Shengmei Pharmaceutical Company (since 2018), Zhuhai Ruineng Medical Equipment Co. Ltd (since 2015), Wuhan Tonggan Cell-Biotechnology Co. Ltd (since 2016), Fuzhou Dongze Medical Equipment Co. Ltd (since 2016), Fuzhen Cell Therapy Biotech Co. Ltd. (since 2021), and Y2 Education Foundation (NPO) (since 2017). Further, since 2016, Mr. Lee has served as a lecturer at Taipei Medical University. Previously, Mr. Lee served as a director on each of the following boards of directors: Beijing Sinovision CT Company (from 2016 until 2022), from Trust Bio-sonics Inc. (from 2017 until 2021), and Tyson BioResearch Inc. (from 2017 until 2020).

Mr. Lee graduated from New York University with a bachelor’s degree in finance. He also holds a Master of Business Administration from Peking University, Beijing, China. We believe Mr. Lee is qualified to serve on our board of directors due to his extensive professional experience advising early-stage biotech and healthcare companies.

There are no arrangements or understandings between Mr. Lee and any other persons pursuant to which he was elected as a Director of the Company. There are no family relationships between Mr. Lee and any other Director or executive officer of the Company and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission.

In addition, on November 13, 2025, the Company was notified that Ms. Jan Hall no longer qualified as an independent director. In accordance with Nasdaq Listing Rule 5605(c)(4)(B), the Company has 180 days from the event of notice to regain compliance with Nasdaq Listing Rule 5605(c)(2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 17, 2025

YD BIO LIMITED

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

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